OPERATING AGREEMENT
LIMITED LIABILITY COMPANY (LLC)

THIS OPERATING AGREEMENT (the "Agreement") is being made and entered into on , by and between the signatories below (the "Members") for the purpose of creating a limited liability company which shall be formed and operated under the Limited Liability ACT of the State of Georgia. This agreement shall become effective on the date of signing as adopted by the Members appearing at the end of this Agreement.

IN CONSIDERATION OF the mutual promises and covenants of the parties hereto and other good and valuable consideration, receipt and adequacy of which is hereby acknowledged, it is mutually agreed by and between the Members hereto as follows:

FORMATION

COMPANY FORMATION:
The Company was formed on 01/04/2021 upon filing with the Secretary of State of Georgia the Articles of Organization of the Company. In consideration of the mutual promises and covenants contained herein, the Members hereto agree that their rights and obligations and the administration and termination of the Company shall be governed by this Agreement, the Articles of Organization, and the Limited Liability ACT (herein after referred to as the "ACT").

NAME:
The business and all affairs of the Company shall be conducted under the name of BLAAMAZON (the "Company" or "LLC"). The name of the Company may be changed from time to time by amendment of this Agreement and/or the Articles of Organization. The Company may conduct business under an assumed name by filing an 'Assumed Name Certificate' in the manner prescribed by applicable state law.

REGISTERED OFFICE:
The Registered Office or Headquarters and Registered Agent of the Company shall be as follows:

1903 Patterson Ct
Lawrenceville, Georgia 30047

Registered Agent: None

The Registered Agent and/or Office or Headquarters of this LLC may be changed from time to time as may be deemed fit or necessary, by and through the filing of a change of registered agent or office statement with the state of Georgia filing office. Amendment of this provision of this Operating Agreement shall not be necessary if and when such changes occur.

BUSINESS PURPOSE AND POWERS:
The Company may engage in any lawful business for which limited liability companies may be organized under the ACT unless a more limited purpose is stated in the Articles of Organization.

The Company shall have any and all powers which are necessary or desirable to carry out the purposes and business of the Company, to the extent the same may be legally exercised by limited liability companies under the ACT. The Company shall carry out the activities pursuant to the arrangements set forth in the Articles of Organization and this Agreement.

Any other specific business purposes and activities contemplated by the founder of this Agreement, and which were not contained within the Articles of Organization at the initial signing of said Articles, shall be included herein, acknowledged and agreed to as follows:

LLC shall be involved in Retail or may be changed from time to time as may be deemed fit or necessary by amendment of this Agreement and/or the Articles of Organization.

BE IT KNOWN that the foregoing statement of powers shall not serve as a limitation on the powers, authority, or abilities of this LLC, with which they shall be permitted to engage in any and all lawful business activities. In the event that the LLC should engage in any business activities outside the State of its formation that would require the qualification of the LLC in other states, it shall obtain said qualifications before engaging in any such out-of-state activities.

LLC DURATION:
The duration of this Agreement shall be perpetual and shall terminate only when a proposal to dissolve the LLC is adopted by all Members of the LLC or when this LLC is otherwise terminated pursuant to current state or federal laws.

NATURE OF MEMBERS' INTEREST:

The interests of the Members in the Company shall be personal property for all purposes. Legal title to all Company assets shall be held in the name of the Company. Neither any Member nor a successor, representative, or assign of such Member shall have any right, title, or interest in or to any Company property or the right to partition any real property owned by the Company. Interests may be evidenced by a certificate of Membership issued by the Company, in such form as the Managers may determine.

MAJORITY
Majority will be defined as 50% of the Managers or as 50% plus 1 in the event of a tie or an even number of Managers.

MEMBERS

MEMBER NAMES AND ADDRESSES:
The Members of the Company (jointly the "Members") and their Membership Interest in the same at the time of adoption of this Agreement are as stated in the attached Schedule A and shall be made part of this Agreement. Said Schedule shall be amended by the Company as of the effectiveness of any transfer or subsequent issuance of any Membership Interest.

MEMBER ADMISSION:
In the event that an individual acquires a Membership Interest directly from the Company, the individual shall then become a Member only upon compliance with the requirements included in this Agreement and making the Capital Contributions specified under 'Capital Contributions,' if any. Any person may become a Member upon compliance with this section unless such individual lacks capacity or is otherwise prohibited from being admitted by applicable law.

MANAGERS

MANAGEMENT:
The Managers shall manage the business and affairs of the Company. In addition to the powers and authority expressly conferred by this Agreement upon the Managers, the Managers shall have full and complete authority, power, and discretion to manage and control any and all other acts or activities customary to or related to the management of the Company's business, except only as to those activities which require approval by the Members as stated herein or as required by the Articles of Organization, this Agreement or amendments hereto, the Act, or other applicable law.

In the event when there is more than one Manager present (i) any one Manager may take any action permitted to be taken by the Managers, unless the approval of more than one of the Managers is expressly required pursuant to this Agreement; and (ii) the Managers may elect one or more officers who may, but need not, be Members or Managers of the Company with such titles, duties, and compensation as may be designated by the Managers, subject to any applicable restrictions which may be provided within this Agreement.

NUMBER OF MANAGERS AND QUALIFICATIONS:
Each Member shall designate by corporate resolution one or more individuals authorized to act on their behalf in the management of the Company. The names and consent of the Managers to serve as such shall be evidenced under Formation of the Company, and made a part hereof, or as amended upon any change of Managers. The number of Managers within the Company may be fixed from time to time by the affirmative vote of a 'Majority Interest' of all the Members, but in no instance shall any decrease in the number of Managers have the effect of shortening the term of any incumbent Manager. Managers need not be residents of the State of Georgia or Members of the Company. A list of current Managers is attached hereto as Schedule B.

ELECTION AND TERM OF OFFICE:
Managers shall be elected at the annual meeting of the Members. Each Manager shall hold office until the Manager's successor shall have been elected and qualified, or until the death or dissolution of such Manager, or until his or her resignation or removal from office in the manner provided in this Agreement.

RESIGNATION:
Any Manager of the Company may resign at any time by giving written notice to all of the Members of the Company. The resignation of any Manager shall take effect upon receipt of the notice thereof or at such time as shall be specified within said notice, unless otherwise specified therein, the Acceptance of said resignation shall not be necessary to make said resignation effective.

REMOVAL:
At any special meeting of the Members which has been called expressly for a removal purpose, all or any Manager may be removed at any time, either with or without cause, by the affirmative vote of a Majority Interest of all the Members then entitled to vote at any such election of Managers.

VACANCIES:
Any vacancy occurring for any reason in the Managers of the Company may be filled by the affirmative vote of a Majority of

Managers, except for a vacancy occurring in the Managers by reason of any increase in the number of Managers, which shall be filled by the affirmative vote of a Majority Interest of all Members at an annual meeting or at a special meeting of Members called for that purpose.

REVIEW OF RECORDS AND BOOKS:
Any Manager shall have the right to examine all books and records of the Company for a purpose reasonably related to such Manager's position as a Manager.

COMPENSATION:
The compensation of the Managers of the Company shall be variableby an affirmative vote of a Majority Interest of the Members or by contract approved by an affirmative vote of a Majority Interest of the Members. No Manager shall be denied or prevented from receiving such salary by reason of the fact that s/he is also a Member of the Company.

COMMITTEES:
The Managers, by resolution, may designate from among the Managers one or more committees, each of which shall be comprised of one or more of the Managers, and may designate one or more of the Managers as alternate members of any committee, who may, subject to any limitations imposed by the Managers, replace absent or disqualified Managers at any Meeting of that committee. Any such committee, to the extent provided in such resolution or herein contained within this Agreement, shall have and may exercise all of the authority of the Managers, subject to any restrictions contained within this Agreement.

MEMBER MEETINGS

MEMBER ANNUAL MEETINGS:
An annual meeting of the Members shall be held at such time and date at the principal office of the Company or at such other place within or outside of the State of Georgia as shall be designated by the Managers from time to time and stated in the notice of the meeting. The purposes of the annual meeting need not be enumerated within the notice of such meeting.

SPECIAL MEETINGS:
Special Meetings of the Members may be called by the Managers or by the holders of not less than ten percent (10%) of all the Membership Interests. Business transacted at all special meetings shall be restricted to the purpose or purposes which were stated within the notice provided.

MEETING NOTICE TO MEMBERS:
Written notice stating the place, day, and hour of the meeting and, in the case of special meetings, stating the meeting to take place at the principal place of business of the Company as the location, and the purpose or purposes for which the meeting is called, shall be delivered no less than days prior to the date of the scheduled meeting and to each Member of record entitled to vote at said meeting.

RECORD DATE:
For the purpose of determining Members entitled to notice of or to vote at any meeting of Members or any adjournment thereof, or Members entitled to receive payment of any distribution, or to make a determination of Members for any other purpose, the date on which notice of the meeting is mailed or the date on which such distribution is declared, as the case may be, shall be the record date for such determination. When a determination of Members entitled to vote at any meeting has been made as provided in this Section, such determination shall apply to any adjournment thereof.

QUORUM:
A Majority Interest of the Members shall constitute a quorum at all meeting of the Members, except as otherwise provided by law or this Agreement. Once a quorum is present at the meeting of the Members, the subsequent withdrawal from the meeting of any Member prior to adjournment or the refusal of any Member to vote shall not affect the presence of a quorum at the meeting. In the event that the required quorum is not present at the opening of any meeting of the Members, the Members entitled to vote at such meetings shall have the power to adjourn the meeting without notice other than announcement at the meeting, until the holders of the requisite amount of Membership Interests shall be present or represented.

ACTIONS BY MEMBERS – OTHER THAN ELECTION OF MANAGERS:
Except for a matter for which the affirmative vote of the holders of a greater portion of the Membership Interests entitled to vote is required by law, the ACT, or this Agreement or amendments hereto, the act of Members shall be the affirmative vote of a Majority Interest of all the Members represented and voting at the meeting. All actions of the Members provided for herein may be taken by written consent without a meeting. Any such action which may be taken by the Members without a meeting shall be effective only if the consents are in writing and signed by all Members eligible to vote on such action. Members may participate in any meeting of the Members by means of a conference telephone, web conference, or similar communications equipment, provided all persons participating in the meeting can hear one another, and such participation in a meeting shall constitute presence in person at the meeting.

REQUIRED UNANIMOUS CONSENT:

Notwithstanding anything to the contrary contained in the ACT or this Agreement, the following matters must be agreed to unanimously by all Members of the Company:

(a) To create or allow to subsist any fixed or floating charge, lien, or other encumbrance over the whole or any part of the undertaking, property, and assets of the Company, except for the purpose of securing the indebtedness of the Company to its bankers for sums borrowed in the ordinary course of business;

(b) To borrow any sum except from the Company's bankers in the ordinary course of business;

(c) To enter into any partnership or profit sharing agreement with any person;

(d) To make any change in the nature of business;

(e) Or any other matter which may be changed from time to time as may be deemed fit or necessary by amendment of this Agreement and/or the Articles of Organization.

QUALIFIED MAJORITY CONSENT:

Notwithstanding anything else to the contrary contained within the Articles of Organization or this Agreement, the following matters must be agreed to by a majority vote of at least 100 percent of the Members of the Company:

(a) To make any loan, other than by way of deposit with a clearing bank or other institution in which normal business would include the acceptance of deposits, advances, or give any credit other than normal trade credit;

(b) To give any guarantee or indemnity to secure the liabilities or obligations of any person other than a subsidiary of the Company;

(c) To sell, transfer, lease, assign, or otherwise dispose of a material part of the undertaking, property, and/or assets of the Company or any such subsidiary, or any interest therein, or contract to do so, other than the sale of products in the ordinary course of business;

(d) To take, grant, or agree to take or grant any leasehold interest in or license over any land;

(e) To acquire, purchase, or subscribe for any shares, debentures, mortgages, or securities, or any interest therein, in any company, trust, or other body;

(f) To initiate any litigation other than for the purpose of the collection of debts in the ordinary course of business or arbitration;

(g) To change the auditors, accounting firm, or bankers of the Company;

(h) To make or give any claim, disclaimer, election, or consent for taxation purposes;

(i) To undertake anything which would require accounting treatment by way of provision reserve or extraordinary item;

(j) To effect any material change in the Company's accounting or reporting practices;

(k) Or any other matter which may be changed from time to time as may be deemed fit or necessary by amendment of this Agreement and/or the Articles of Organization.

MEMBER ACTION TO ELECT MANAGERS:

For the purpose of voting on the election of Managers, Managers shall be elected at any meeting of the Members at which a quorum is present by a plurality of the Membership Interest represented and voting at the meeting.

MEMBERS ENTITLED TO VOTE:

At least 5 days prior to each meeting of Members, the Managers shall compile a complete listing of all Members entitled to vote at such meeting or any adjournment of such meeting. The listing shall be arranged in alphabetical order by last name, with the address and the Membership Interest held by each. This list shall be kept on file at the registered office of the Company and shall be subject to inspection by any Member at any time during usual business hours. Such list shall also be produced and kept open at the time and place of the meeting and shall be subject to inspection of any Member during the whole time of the meeting. However, failure to comply with the requirements of this Section shall not affect the validity of any such action taken at such meeting.

REGISTERED MEMBERS:

The Company shall be entitled to treat the holder of record of any Membership Interest as the holder in fact of such

Membership Interest for all purposes, and accordingly shall not be bound to recognize any equitable or other claim to or interest in such Membership Interest on the part of any person, whether or not it shall have express or other notice of such claim or interest, except as expressly provided by this Agreement or the laws of the State of Georgia.

MANAGER MEETINGS

MEETING PLACE AND NOTICE:
The Managers of the Company may hold their meetings, both regular and special, at any place within or outside of the State of Georgia, provided 5 weeks' advance written notice is delivered to all required parties.

QUORUM; VOTING; ACTION ALLOWABLE WITHOUT A MEETING:
A Majority of the Managers shall be necessary to constitute a quorum for the transaction of business. Every act or decision done or made by a Majority of the Managers present at a meeting at which a quorum is present shall be regarded as the act of the Company, unless a greater number is required by law or by the ACT.

Managers may participate in any meeting of the Managers by means of conference telephone, web conference, or similar communication, provided all person participating in the meeting can hear one another. Such participation in a meeting via conferencing shall constitute the presence of said person at the meeting.

All votes required of Managers hereunder may be by voice unless a written ballot is requested. Said request may be made by any one Manager.

Any action which under any provision of this Agreement is to be taken at or during a meeting of the Managers may be taken without a meeting by written consent and signed by all Managers who would be entitled to vote upon such action at a meeting. Said written consent must be kept with the records of the Company.

ADJOURNMENT:
A majority of the Managers present may adjourn any Managers meeting to meet again at a stated day and hour or a fixed schedule for the next regular meeting of the Managers.

LIMITATION OF LIABILITY & INDEMNIFICATION OF MANAGERS AND MEMBERS

LIMITATION OF LIABILITY:
Managers and Members of the Company shall be held harmless and not liable to the Company or its Members for any monetary damages or an act or omission in their capacity as a Manager or a Member, except as provided in the ACT for (i) acts or omissions which a Manager knew or was aware of at the time when the act(s) or omission(s) were clearly in conflict with the interests of the Company, (ii) any transaction from which a Manager derived an improper personal benefit, or (iii) acts or omissions occurring prior to the date this provision becomes effective. If the laws, the ACT, or this Agreement are amended to authorize action further eliminating or limiting the liability of Managers and Members, then the liability of a Manager or Member of the Company shall be eliminated or limited to the fullest extent permitted by law, the ACT, and/or this Agreement as so amended. Any repeal or modification of this section shall not affect the right of protection of a Manager or Member existing at the time of such repeal or modification.

INDEMNIFICATION:
The Company shall indemnify the Managers and Members to the fullest extent permitted or required by the law, the ACT, and this Agreement as may be amended from time to time, and the Company may advance expenses incurred by the Manager or Member upon the approval of the Managers and the receipt by the Company of an undertaking by such Manager to reimburse the Company unless it shall ultimately be determined that such Manager or Member is entitled to be indemnified by the Company against such expenses. The Company may also indemnify its employees and other representatives or agents up to the fullest extent permitted under the law, the ACT, or this Agreement, provided that the indemnification in each such situation is first approved by Members owning or holding a Majority Interest.

OTHER RIGHTS:
The indemnification provided by this Agreement shall: (i) be deemed exclusive of any other rights to which a person seeking indemnification may be entitled under any statute, agreement, vote of Members or disinterested Managers, or otherwise, both as to action in official capacities and as to action in another capacity while holding such office; (ii) continue as to a person who ceases to be a Manager or Member; (iii) inure to the benefit of the estate, heirs, executors, administrators, or other successors of an indemnitee; and (iv) not be deemed to create any rights for the benefit of any other person or entity.

MEMBER REPORTS:
The details concerning any action to limit the liability of, indemnify, or advance expenses to a Manager, Member, or other taken by the Company shall be reported in writing to the Members with or before the notice or waiver of notice of the next Member's meeting, or with or before the next submission to Members of a consent to action without a meeting, or, if sooner, separately within 5 days immediately following the date of action.

CAPITAL CONTRIBUTIONS, CAPITAL ACCOUNTS, AND LOANS

LOANS, CAPITAL CONTRIBUTIONS:
Upon execution of this Agreement, each Member agrees to contribute cash, or other form of capital, to the Company in the amount set forth as the Initial Capital Contribution of such Member as per the attached Schedule A – Capital Contributions. No Member shall be paid interest on any capital contribution to the Company.

If the Managers determine that the Initial Capital Contributions are insufficient to carry out the purposes of the Company, the Managers may request that the Members make additional contributions to the capital of the Company. If a Majority Interest of the Members approve such a request, then each of the Members shall be obligated to make such prorated or apportioned additional contributions to the Company in accordance with such Members' then existing Membership Interest within the time period approved by the Majority Interest of the Members. In the event any Member fails to fulfill any commitment to contribute additional capital (the "Defaulting Member), the Managers may elect to allow the remaining Members (the "Lending Members") to contribute to the Company pro rata by Membership interest any such additional capital contribution. All amounts so contributed by the Lending Members, shall be considered a loan to the Defaulting Member bearing interest at the "U.S. prime rate" or the "Wall Street Journal (WSJ) prime rate" established on the date of the loan, plus 6% simple interest, until repaid. In addition, until all such loans are repaid by the Defaulting Member, all distributions from the Company which would have been paid to the Defaulting Member shall then be paid to the Lending Members in proportion to the then outstanding interest and principal of such loans.

In addition to the loans to the Defaulting Member provided for in the aforementioned paragraph, upon approval of the terms thereof by the Managers, any Member may make a loan to the Company upon commercially reasonable terms. Loans by a Member to the Company shall not be considered Capital Contributions.

CAPITAL ACCOUNTS:
The Company shall maintain a separate capital account (the "Capital Account") for each member pursuant to the principles set forth in this paragraph and the Internal Revenue Service Treasury section § 1.704-1(b)(2)(iv). The Initial Capital Account of each Member shall be the amount of the subsequent Capital Contribution of such Member. Said Capital Account shall be increased by (i) the amount of the subsequent Capital Contributions of said Member to the Company pursuant to section "Capital Contributions; Capital Accounts; and Loans," and (ii) said Member's allocable share of Company Income and Net Income pursuant to section titled "ALLOCATIONS, DISTRIBUTIONS, ELECTIONS AND REPORTS." Such Capital Account shall be decreased by the (i) amount of cash distributed to the Member by the Company pursuant to section "ALLOCATIONS, DISTRIBUTIONS, ELECTIONS AND REPORTS" and (ii) such Member's allocable share of Loss and Net Loss pursuant to section "ALLOCATIONS, DISTRIBUTIONS, ELECTIONS AND REPORTS."

The provisions of this section and other portions contained in this Agreement relating to the proper maintenance of Capital Accounts are designed to comply with the requirements of the Internal Revenue Service Treasury section § 1.704-1(b). The Members intend that such provisions be interpreted and applied in such a manner that is consistent wish said Treasury Regulations. The Managers are authorized to modify the manner in which the Capital Accounts are maintained if the Managers determine that such modification (i) is required or prudent to comply with the Treasury Regulations, and (ii) is not likely to have a material effect on the amounts distributable to any Member upon the dissolution of the Company.

MEMBERS WITHDRAWAL OR REDUCTION OF CONTRIBUTION TO CAPITAL:
No Member shall have the right to withdraw all or any part of its Capital Contribution or to receive any return on any portion of its Capital Contribution, except as may be otherwise specifically provided in this Agreement. In the case involving a return of any Capital Contribution, no Member shall have the right to receive property or disbursement other than cash. No Member shall have priority over any other Member, either as to the return of Capital Contribution or as to Net Income, Net Loss, or distributions; provided that this subsection shall not apply to loans (as distinguished from Capital Contributions) which a Member has made to the Company.

LIABILITY OF MEMBERS:
No Member shall be liable for the debts, liabilities, or obligations of the Company beyond his/her or their respective Initial Capital Contribution and any additional Capital Contribution required of such Member pursuant to the aforementioned sections. Except as otherwise expressly provided herein, no Member shall be required to contribute to the capital of, or to loan any funds to, the Company.

ALLOCATIONS, DISTRIBUTIONS, ELECTIONS AND REPORTS

ALLOCATIONS:
Subject to the following provisions, for the purpose of maintaining Capital Accounts and in determining the right of the Members among themselves, Net Income or Net Loss, if any, for a Fiscal Year or other period, shall be allocated to the Members in proportion to their respective Membership Interests after giving effect to all Capital Account adjustments attributable to contributions and distributions of cash and property made during such Fiscal Year. In the event any Member unexpectedly receives any adjustments, allocations, or distributions contained and described within the Internal Revenue

Service Treasury Regulation Sections §1.704-1(b)(2)(ii)(d)(4), §1.704-1(b)(2)(ii)(d)(5), or §1.704-1(b)(2)(ii)(d)(6), items of Income shall be specifically allocated to such Member (consisting of a pro rata portion of each item of Company Income, including gross income, for such year) in an amount and manner sufficient to eliminate such deficit, if any, in such Member's Adjusted Capital Account, as quickly as possible. The foregoing provision is intended to constitute a "qualified income offset" within the meaning of section of §1.704-1(b)(2)(ii)(d) of the Treasury Regulations, and this provision shall be interpreted consistently with said Treasury Regulation.

DISTRIBUTIONS:
The Managers shall allocate and/or dispense Distributable Cash and other property at such times and in such amounts as they may determine within their sole discretion. All disbursements of Distributable Cash or other property shall be made to the Members in proportion to their respective Membership Interests. Except as provided below, all disbursements of Distributable Cash and/or property shall be made at such time as determined by the Managers.

LIMITATION OF DISTRIBUTIONS:
No distribution shall be declared and paid if payment of such distribution would cause the Company to violate any limitation of distributions provided under the law, the ACT, or this Agreement.

ALLOCATIONS FOR TAX PURPOSES:
Except as otherwise provided herein, each item of Income, Net Income, or Net Loss of the Company shall be allocated to the Members in the same manner as such allocations are made for book purposes pursuant to previous paragraphs contained within this section. In the event of a transfer of, or other change in, an interest in the Company during a Fiscal Year, each item of taxable income and loss shall be pro-rated in accordance with the U.S. Internal Revenue Code §706 – Taxable years of partner and partnership, using any convention permitted by law and selected by the Managers.

TAX STATUS, ELECTIONS, AND MODIFICATIONS REGARDING ALLOCATIONS:
Notwithstanding any provision contained within this Agreement to the contrary, solely for federal income tax purposes, each of the Members hereby recognizes that the Company shall be subject to all provisions of the U.S. Internal Revenue Code Subchapter X; provided, however, that the filing of all required returns thereunder shall not be construed to extend the purposes of the Company or expand the obligations or liabilities of the Members.

The Managers, in their sole discretion, may cause the Company to elect pursuant to U.S. Internal Revenue Code Section 754 and the Treasury Regulations to adjust the basis of the Company assets as provided by Section 734 or 743 of the Code and the Treasury Regulations thereunder. The Company shall make such elections for Federal income tax purposes as may be determined by the Managers, acting in their sole and absolute discretion.

The Managers shall prepare and execute any amendments to this Agreement necessary for the Company to comply with the provisions of the Treasury Regulations Sections §1.704-1(b), §1.704-1(c) and §1.704-2 upon the occurrence of any of the following events: (i) incurring any liability which constitutes a "non-recourse liability" as defined within the Treasury Regulation Section §1.704-2(b)(3) or a partner non-recourse debt as defined within the Treasury Regulation Section §1.704-2(b)(4); (ii) a constructive termination of the Company pursuant to U.S. Code Section §708(b)(1)(B); or (iii) the contribution or distribution of any property, other than cash, to or by the Company.

PARTNER TAX MATTERS:
The Managers shall designate a Member serving as a Manager, or if there is none, or if none are eligible or able to act, any Member, as the "tax matters partner for federal income tax purposes." The tax matters partner is authorized and required to represent the Company in connection with all examinations of the Company's affairs by tax authorities, including resulting administrative and judicial proceedings, and to expend Company funds for professional services and costs associated therewith. The tax matters partner shall have the final decision making authority with respect to all Federal income tax matters involving the Company. The Members agree to cooperate with the tax matters partner and to do or refrain from doing any or all things reasonably required by the tax matters partner to conduct such proceeding. Any direct out-of-pocket expense incurred by the tax matters partner in carrying out his/her or their obligations hereunder shall be allocated to and charged to the Company as an expense of the Company for which the tax matters partner shall be reimbursed.

RECORDS AND REPORTS:
At the expense of the Company, the Managers shall maintain records and accounts of all operations and expenditures of the Company. The Company shall keep and maintain its records, as required by law, the ACT, and this Agreement, at the principal place of business.

ACCOUNT BOOKS:
The Company shall maintain the Company's books and records and shall determine all items of Income, Loss, Net Income, and Net Loss in accordance with the method of accounting selected by the Managers, consistently applied. All of the records and books of account of the Company, in whatever form maintained, shall at all times be maintained at the principal office of the Company and shall be open to the inspection and examination of the Members or their representatives during reasonable business hours. Such right may be exercised through any agent or employee of a Member designated by it or by an attorney or independent certified public account designated by such Member. Such Member shall bear all expenses incurred in any

examination made on behalf of such Member.

All expenses in connection with the keeping of the books and records of the Company and the preparation of audited or unaudited financial statements required to implement the provisions of this Agreement or otherwise needed for the conduct of the Company's business shall be borne by the Company as an ordinary expense of its business.

COMPANY TAX RETURN AND ANNUAL STATEMENT:
The Managers shall cause the Company to file a Federal income tax return and all other tax returns required to be filed by the Company for each Fiscal Year or part thereof, and shall provide to each person who at any time during the Fiscal Year was a Member with an annual statement (including a copy of Schedule K-1 to Internal Revenue Service Form 1065) indicating such Member's share of the Company's income, loss, gain, expense and other items relevant for Federal income tax purposes. Such annual statement may be audited or unaudited as required by the Managers.

BANK ACCOUNTS:
The bank account or accounts of the Company shall be maintained in the bank approved by the Managers. The terms governing such accounts shall be determined by the Managers and withdrawals from such bank accounts shall only be made by such parties as may be approved and authorized by the Managers.

TRANSFERABILITY OF MEMBERSHIP INTERESTS AND ADMISSION OF MEMBERS

TRANSFERABILITY OF MEMBERSHIP INTERESTS:
The term "transfer" when used in this Agreement with respect to a Membership Interest includes a sale, assignment, gift, pledge, exchange, or other disposition. A Member shall not at any time transfer its Membership Interest except in accordance with the conditions and limitations established and contained within the section regarding "Restrictions on Transfer of Membership Interests." Any transferee of a Membership Interest by any means shall have only the rights, powers, and privileges set out within the section regarding "Transferee Rights," or otherwise provided by law and shall not become a Member of the Company except as provided within the section regarding "Admission of Transferees as Members."

RESTRICTIONS ON TRANSFER OF MEMBERSHIP INTERESTS:
All or part of a Membership Interest may be transferred only with the prior written approval of a Majority of the Managers, which approval may be granted or denied at the sole discretion of the Managers. The Managers shall not so consent unless the proposed transferee shall have furnished the Company with an opinion of counsel, satisfactory in form and substance to such Managers, that neither the offering nor the proposed transfer will violate any Federal or applicable state securities law and that neither such offering or proposed transfer will not adversely affect the Company from being taxed as a Sole Proprietorshipfor Federal income tax purposes.

RIGHTS OF TRANSFEREE:
Unless and until admitted as a Member of the Company in accordance within the section regarding "Admission of Transferees as Members," the transferee of a Membership Interest shall not be entitled to any of the rights, powers, or privileges of a Member, except that the transferee shall be entitled to receive the distributions and allocations to which the Member would be entitled but for the transfer of his/her or their Membership Interest.

ADMISSION OF TRANSFEREES AS MEMBERS:
A transferee of a Membership Interest may be admitted as a Member of the Company only upon furnishing to the Company all of the following:

-    The written consent of all current Members;
-    The Acceptance, in a form satisfactory to a Majority of the Managers, of all the terms and conditions of this Agreement; and
-    Payment of such reasonable expenses as the Company may incur in connection with his/her or their admission as a Member.

ADMISSION OF NEW MEMBERS:
New Members to the Company may only be admitted with the unanimous consent of the Members, upon compliance with all terms specified by the Managers and upon receipt by the Company of an opinion of counsel, satisfactory in form and substance to a Majority of the Managers, that neither the offering nor the proposed sale of the Membership Interest will violate any Federal or applicable state securities law and that neither such offering or sale will adversely affect the Company from being taxed as a Sole Proprietorship for Federal income tax purposes.

BUY/SELL RIGHTS AMONG MEMBERS:
Members of the Company may offer to any other Member the opportunity to buy such Offeror's Members interest or to purchase such Offeree Member's interest, in the Company. Any Member (the "Offeror Member") may give a Buy/Sell Notice to one or more of the other Members (the "Offeree Member(s)"). For the purposes of the section, a "Buy/Sell Notice" means a notice in writing by the Offeror Member containing both (i) an offer by the Offeror Member to purchase all, but not less than all, of the Membership Interest beneficially owned by the Offeree Member(s) (the "Purchase Offer"), and (ii) an offer by the

Offeror Member to sell to the Offeree Member(s) all, but not less than all, of the Membership Interest owned by the Offeror Member (the "Sale Offer").

Upon a Buy/Sell Notice being received by the Offeree Member(s) and pending completion of the transactions contemplated therein, none of the Members shall do or cause to be done or permit the Company to do anything except in the ordinary course of business of the Company.

The Buy/Sell Notice shall stipulate a price for the Membership Interest to be purchased and shall also contain such other terms and conditions as are necessary or appropriate in connection with the transactions contemplated therein, provided that none of such terms and conditions shall conflict in any way with the provisions of this Agreement. The terms of the Purchase Offer or Sale Offer shall be the same as to the other, proportionate to the size of the Membership Interest to be purchased or sold.

The Offeree Member(s) shall have 5 days from the date on which the Buy/Sell Notice is received to accept either of the offers contained therein, when (i) any of the Offeree Member(s) may accept the Purchase Offer by giving to the Offeror Member, within the time prescribed, an Acceptance in writing (the "Acceptance") executed by the Offeree Member(s); (ii) any of the Offeree Member(s) may accept the Sale Offer by giving to the Offeror Member, within the time prescribed, a notification in writing (the "Notification") executed by the Offeree Member(s); any Offeree Member(s) who fails or refuses to give either an Acceptance or a Notification to the Offeror Member(s), within the time prescribed, shall be deemed to have given an Acceptance to the Offeror Member(s).

These provisions shall apply to any Acceptance, Notification, or deemed Acceptance of the Buy/Sell Notice when (i) in the event the Offeree Member(s) give or are deemed to have given an Acceptance, within the time prescribed, each Offeree Member(s) shall be obligated to sell all of its Membership Interest in the Company beneficially owned by such Offeree Member(s) to the Offeror Member(s), who then shall be obligated to purchase such shares; (ii) in the event all of the Offeree Member(s) give a Notification to the Offeror Member, within the time prescribed, each Offeree Member shall purchase form the Offeror Member and the Offeror Member shall be obligated to sell to the Offeree Member all Membership Interest in the Company beneficially owned by the Offeror Member pro rata, in the proportion to the Membership Interest owned by each Offeree Member(s) in relation to the total Membership Interests owned by all Offeree Member(s); and (iii) in the event some, but not all, of the Offeree Member(s) give a Notification to the Offeror Member and some, but not all, of the Offeree Member(s) give an Acceptance to the Offeror Member within the time prescribed, those Offeree Member(s) who gave a Notification to the Offeror Member shall be required to purchase, from the Offeror Member and from those Offeree Member(s) who gave an Acceptance, all Membership Interest in the Company beneficiary owned by the Offeror Member and owned by those Offeree Member(s) who gave an Acceptance. Each of the Offeror Member and those Offeree Member(s) who gave an Acceptance shall be obligated to sell all of their Membership Interest in the Company to those Offeree Member(s) who gave a Notification. If more than one Offeree gives a Notification, such Offeree Member(s) shall purchase such Membership Interest in the Company pro rata in the proportion with the amount of Membership Interest in the Company owned by each such Offeree Member(s) bears to the total Membership Interests owned by all such Offeree Member(s). An Offeror Member shall not be entitled to purchase Membership Interests in the Company owned by some of the Offeree Member(s) and sell his/her or their Membership Interest in the Company to others of the Offeree Member(s).

Upon the formation of a contract by the giving or deemed giving of an Acceptance or Notification, the Member(s) agreeing to purchase shall purchase and the Member(s) agreeing or deemed to have agreed to sell shall convey, transfer and assign to the purchasing Member(s) all of the Membership Interest in the Company held by the selling Member(s) at and for the price set out in the Offer and on the terms and conditions set out therein and in this Agreement. Notwithstanding any other terms contained herein or in an Offer, any purchase of a Membership Interest by any Member(s) may, at the option of the purchasing Member, be by way of all cash at closing, a promissory note at closing, or some cash and a promissory note for the remainder of the purchase price at closing. Any promissory note issued pursuant to this provision shall bear interest at the "U.S. prime rate" or the "Wall Street Journal (WSJ) prime rate" established on the date of closing, plus 6%, and such note shall be payable in full on or before year(s) after the date of closing. Such promissory note shall be secured in a manner agreeable to the purchasing and selling Members, and such agreement shall not be unreasonably withheld.

The closing of the purchase and sale transaction pursuant to this Section shall take place within 5 days following the date on which the Acceptance or Notification was given. In the event that the above designated day falls on a weekend or a statutory holiday, the closing shall take place on the next following business day.

Notwithstanding anything contained within this Section, the Members agree that no Member shall be entitled to exercise any rights under this Section for a period of year(s) from the date of the execution of this Agreement.

RIGHT OF FIRST REFUSAL:

If at any time a Member (hereinafter referred to as the "Disposing Member") wishes to sell any of its Membership Interest in the Company (hereinafter referred to as the "Offered Interest") to any person or person (hereinafter referred to as the "Thirds Party"), the Disposing Member shall first obtain a bona fide offer from the Third Party (hereinafter referred to as the "Third Party Offer") which he/she is prepared to accept, and then give the other Members (hereinafter referred to as the "Other Members") written notice (hereinafter referred to as the "Offer Notice") containing the identity of the Third Party, the terms and conditions of the Third Party Offer, a true copy of the Third Party Offer, and an offer by the Disposing Member (hereinafter referred to as the "Disposing Member's Offer") to sell the Offered Interest to the Other Members at the same price and upon the same terms and conditions as are contained in the Third Party Offer. It is understood and agreed that the Third Party's Offer shall be of a nature and type which could be offered on identical terms by the Other Members. The Other Members shall be entitled to purchase the Offered Interest proportionate to the Membership Interest in the Company held by them respectively. If any of the other Members desire to purchase more than its proportionate share of the Offered Interest is shall also indicate in its Acceptance Notice (as herein defined). The Disposing Member's Offer shall be irrevocable for a period of days after receipt of the Offer Notice by the Other Members.

The Other Members may, within days after receipt of the Offer Notice, accept the Disposing Member's Offer by giving written notice thereof, which shall be irrevocable, to the Disposing Member and to the Other Members (hereinafter called the "Accepting Notice").

If within the said day period the Other Members do not give an Acceptance Notice or Acceptance Notices as herein provided, such that all and not less than all of the Offered Interest is required to be purchased, then the Disposing Member's Offer shall be deemed to have been rejected and the Disposing Member shall sell the Offered Interest to the Third Party on the exact same terms and conditions in the Third Party Offer. Where the Third Party does not acquire all of the Membership Interest in the Company, the Third Party shall agree to be bound by the provisions of this Agreement. Specifically such Third Party may not acquire a Membership Interest or be admitted as a Member, except by full compliance with all requirements under Sections titled "Transferability of Membership Interests – Admission of Members." The sale to the Third Party must be completed on the closing date as aforesaid, and such offer shall be deemed for purposes hereof to be a new offer which, pursuant to the provisions of this Section, shall be first offered to the Other Members. The Disposing Member shall provide reasonable proof to the Other Members that the sale of the Offered Interest was completed at such price and upon such terms and conditions as contained in the Third Party Offer, before the Third Party shall be entitled to be registered as a Member of the Company.

A Third Party Offer shall contain a term requiring the Third Party, as a condition of closing, to duly execute and deliver to the Other Members and the Company an agreement to be bound by the terms and conditions of this Agreement including, without limiting the generality of the foregoing, the covenants and obligations of the Disposing Member and the conditions placed on transfer of a Membership Interest and admission as a Member (as set forth in this Section), hereunder, which agreement is to be in form and substance satisfactory to the attorneys for the Other Members and the Third Party acting reasonably.

If the Other Members accept the Disposing Member's Offer, then the transaction of purchase and sale shall be closed as provided for in the Third Party Offer. Notwithstanding any term contained in a Third Party Offer, or herein, any purchase of a Membership Interest by any Member(s), may at the option of any purchasing Member, be made by way of all cash at closing, a promissory note at closing, or partial payment in cash and a promissory note for the remaining balance of the purchase price at closing. Any promissory note issued pursuant to this provision shall bear interest at the prime rate as set forth in the "Wall Street Journal (WSJ) prime rate," as of the date of closing plus 6% percent, and such note shall be payable in full on or before year(s) after the date of closing. Such promissory note shall be secured in a manner agreeable to the purchasing and selling Members, such agreement to not be unreasonably held.

Any other Member shall have the right to elect to, by notice in writing to the Disposing Member, within days from the date of receipt of a copy of the Third Party Offer, (i) as a condition precedent to any sale of the Membership Interest by the Disposing Member, require the Third Party to amend the Third Party Offer to provide for the purchase of a pro rata proportion of Membership Interest held by the Other Member, for a price for the Other Member's Membership Interest, which is proportionately the same as the price offered for the Disposing Member's Membership Interest, and at the same time and on the same terms and conditions as contained in the Third Party Offer, in which case the Other Member shall become a Disposing Member for purposes of this Section; or (ii) as a condition precedent to any sale of the membership Interest by the Disposing Member, require the Third Party to amend the Third Party Offer to provide for the purchase for all of the Membership Interest (or such lesser number as is the subject matter of the Offer) held by the Other Member, for a price for the Other Member's Membership Interest, which is proportionately the same as the price offered for the Disposing Member's Membership Interest, and at the same time and on the same terms and condition as contained in the Third Party Offer, in which case the Other Member shall become Disposing Member for purposes of this Section.

DISSOLUTION AND TERMINATION

<u>WITHDRAWAL:</u>
Except as otherwise provided in this Agreement, no Member shall at any time retire or withdraw from the Company or withdraw any amount out of his/her or their Capital Account. Any Member retiring or withdrawing in contravention of the Section shall indemnify, defend, and hold harmless the Company and all other Members (other than a Member who is, at the time of such withdrawal, in default under this Agreement) from and against any losses, expenses, judgments, fines, settlements, or damages suffered or incurred by the Company or any such other Member arising out of or resulting from such retirement or withdrawal.

<u>DISSOLUTION:</u>

The Company shall be dissolved upon the first of the following to occur: (i) when the period fixed for the duration of the Company in the Articles of Organization shall expire; (ii) upon the election to dissolve the Company by all Members; (iii) upon the happening of any event of withdrawal (as defined in the ACT) with respect to any Member, unless there is at least one remaining Member, and the business of the Company is continued by the written consent of all the remaining Managers or the written consent of the remaining Members holding a Majority Interest within days of the action by or affecting the withdrawing Member; (iv) upon a deadlock on management affairs as defined under the Section titled "Dissolution in the Event of a Deadlock;" or (v) The entry of a decree of judicial dissolution or the issuance of a certificate for administrative dissolution under the ACT.

Upon dissolution of the Company, the business and affairs of the Company shall terminate and be wound up, and the assets of the Company shall be liquidated under this Section.

Dissolution of the Company shall be effective as of the day on which the event occurs giving rise to the dissolution, but the Company shall not terminate until there has been a winding up of the Company's business and affairs, and the assets of the Company have been distributed as provided under the Section titled "Distribution of Assets Upon Dissolution."

Upon dissolution of the Company, the Managers may cause any part or all of the assets of the Company to be sold in such manner as the Managers shall determine in an effort to obtain the best prices for such assets; provided, however, that the Managers may distribute assets of the Company in kind to the Members to the extent practicable.

DISSOLUTION IN THE EVENT OF A DEADLOCK:
In the event that the Members of the Company fail to agree to a matter which requires unanimous consent under the Section titled "Matters Requiring Unanimous Consent," a management deadlock is deemed to have occurred when (i) a matter related to the management affairs of the Company has been considered by a meeting of the Members; and (ii) no resolution of the matter has been reached at such meeting of the Members, by virtue of it receiving the unanimous consent of the Members; (iii) within days from such meeting, one or more Members gives notice to all other Members that it considers the Company in deadlock and intends to seek dissolution of the Company due to such deadlock, if a resolution is not reached in the matter in question; and (iv) such matter is not otherwise resolved or rendered irrelevant within days from the date of the notice mentioned above.

When a management deadlock occurs and is not resolved, the Company shall be dissolved in accordance with this Agreement.

ARTICLES OF DISSOLUTION:
Upon the dissolution and commencement of the winding up of the Company, the Managers shall cause the Articles of Dissolution to be executed on behalf of the Company and filed with the Secretary of State and a Manager or authorized Member shall execute, acknowledge and file any and all other instruments necessary or appropriate to reflect the dissolution of the Company.

DISTRIBUTION OF ASSETS UPON DISSOLUTION:
In settling accounts after dissolution, the assets of the Company shall be paid (i) first, to creditors, in the order of priority as provided by law, except those to Members on account of the Capital Contributions; (ii) second, an amount equal to the then remaining credit balances in the Capital Accounts of the Members shall be distributed to the Members in proportion to the amount of such balances; and (iii) third, any remainder shall be distributed to the Members of the Company, pro rata to their respective Membership Interests.

DISTRIBUTIONS IN KIND:
If any assets of the Company are distributed in kind, such assets shall be distributed to the Members entitled thereto as tenants-in-common in the same proportions as the Members would have been entitled to cash distributions if such property had been sold for cash and the net proceeds thereof distributed to the Members. In the event that distributions in kind are made to the Members upon dissolution and liquidation of the Company, the Capital Account balances of such Members shall be adjusted to reflect the Members allocable share of gain or loss which would have resulted if the distributed property had been sold at is fair market value.

MISCELLANEOUS PROVISIONS

COMPETING BUSINESS:
Except as otherwise expressly provided in this Agreement or the ACT, neither the Managers nor the Members, nor any of their shareholders, directors, officers, employees, partners, agents, family members, or affiliates, shall be prohibited or restricted in any way from investing in or conducting, either directly or indirectly, and may invest in and/or conduct, either directly or indirectly, businesses of any nature whatsoever, except for the ownership and operation of businesses or properties similar to or in the same geographical area as those held by the Company. Except as otherwise provided in this Agreement or the ACT, any investment in or conducting of any such businesses by any such person or entity shall not give rise to any claim for an accounting by any Member or the Company or any right to claim any interest therein or the profits therefrom.

MEMBER REPRESENTATIONS AND AGREEMENTS:

Notwithstanding anything contained in this Agreement to the contrary, each Member hereby represents and warrants to the Company, the Managers, and to each other that (i) the Membership Interest of such Member is acquired for investment purposes only, for the Member's own account, and not with a view to or in connection with any distribution, reoffer, resale, or other disposition not in compliance with the Securities Act of 1933, as amended, and the rules and regulations thereunder (the "1933 Act") and applicable state securities laws; (ii) such Member, alone or together with the Member's representatives, possesses such expertise, knowledge, and sophistication in financial and business matters generally, and in the type of transactions in which the Company proposes to engage in particular, that the Member is capable of evaluating the merits and economic risks of acquiring and holding the Membership Interest and the Member is able to bear all such economic risks now and in the future; (iii) such Member has had access to all of the information with respect to the Membership Interest acquired by the Member under this Agreement that the Member deems necessary to make a complete evaluation thereof and has had the opportunity to question the other Members and the Managers, if any, concerning such Membership Interest; (iv) such Member's decision to acquire the Membership Interest for investment has been based solely upon the evaluation made by the Member; (v) such Member is aware that the Member must bear the economic risk of an investment in the Company for an indefinite period of time because Membership Interests have not been registered under the 1933 Act or under the securities laws of various states and, therefore, cannot be sold unless such Membership Interests are subsequently registered under the 1933 Act and any applicable state securities laws or an exemption from registration is available; (vi) such Member is aware that only the Company can take action to register Membership Interests and the Company is under no such obligation and does not propose to attempt to do so; (vii) such Member is aware that this Agreement provides restrictions on the ability of a member to sell, transfer, assign, mortgage, hypothecate, or otherwise encumber the Member's Membership Interest; (viii) such Member agrees that the Member will truthfully and completely answer all questions and make all covenants that the Company or the Managers may, contemporaneously or hereafter, ask or demand for the purpose of establishing compliance with the 1933 Act and applicable state securities laws; and (ix) if that Member is an organization, that it is duly organized, validly existing, and in good standing under the laws of its state or country of organization and that it has full organizational power and authority to execute and agree to this Agreement and to perform its obligations hereunder.

NOTICE:

All notices, demands, or requests provided for or permitted to be given pursuant to this Agreement must be in writing.

All notices, demands and requests to be sent to any Manager or Member pursuant to this Agreement shall be deemed to have been properly given or served if addressed to such person at the address as it appears on the Company records and (i) personally delivered, (ii) deposited for next day delivery by Express Delivery or other similar overnight courier services, (iii) deposited in the United States mail, prepaid and registered or certified with return receipt requested, or (iv) transmitted via facsimile or other similar device to the attention of such person with receipt acknowledged.

All notices, demands, and requests so given shall be deemed received when (i) actually received, if personally delivered or deposited for next day delivery with an overnight courier or faxed, or (ii) as indicated upon the return receipt if deposited in the United States mail.

The Managers and Members shall have the right, from time to time, and/or at any time during the term of this Agreement, to change their respective addresses by delivering to the other parties written notice of such change in the manner prescribed in the aforementioned second Notice paragraph.

All distribution to any Member shall be made at the address at which notices are sent unless otherwise specified in writing by any such Member.

NO PARTITION ACTION:

No Member shall have any right to maintain any action for partition with respect to the property of the Company.

AMENDMENTS:

This Agreement or the Articles of Organization may only be amended or modified by a writing executed and delivered by each of the Members. A vote of the Majority in Interest of all Members is required for any amendment.

POWER OF ATTORNEY:

Each Member hereby makes, constitutes, and appoints each elected Manager as may be serving from time to time, severally, with full power of substitution, as the Member's true and lawful attorney-in-fact, for such Member and in such Member's name, place, and stead and for the Member's use and benefit to sign and acknowledge, file, and record, any amendments hereto among the Members and for the further purpose of executing and filing on behalf of each Member any documents necessary to constitute the continuation of the Company, the admission or withdrawal of a Member, the qualification of the Company in a foreign jurisdiction (or amendment to such qualification), the admission of substitute Members, or the dissolution or termination of the Company, provided such continuation, admission, withdrawal, qualification, or dissolution and termination are in accordance with the terms of this Agreement.

The foregoing power of attorney is a special power of attorney coupled with an interest, is irrevocable, and shall survive the death or legal incapacity of each Member. It may be exercised by any one of said attorneys by listing all of the Members executing any instrument over the signature of the attorney-in-fact acting for all of them. The power of attorney shall survive the delivery of an assignment by a Member of the whole or any portion of his/her or their Membership Interest. In those cases in which the assignee of, or the successor to, a Member owning Membership Interest has been approved by the Members for admission to the Company as a substitute Member, the power of attorney shall survive for the sole purpose of enabling the Managers to execute, acknowledge, and file any instrument necessary to effect such substitution.

This power of attorney shall not be affected by the subsequent incapacity or mental incompetence of any Member.

GOVERNING LAW; ARBITRATION:
This Agreement, being made in the County of Gwinnet in the State of Georgia, with the rights and obligations of the Members hereunder shall be interpreted, construed and enforced in accordance with the laws of the State of Georgia. Any dispute arising out of or in connection with this Agreement or the breach thereof shall be decided by arbitration to be conducted in Gwinnet, Georgia in accordance with the then prevailing commercial arbitration rules of the American Arbitration Association, and judgment thereof may be entered in any court having jurisdiction thereof.

ENTIRE AGREEMENT:
This Agreement, including all schedules to this Agreement, as amended from time to time, in accordance with the terms of this Agreement, contains the entire agreement among the parties relative to the subject matter hereof.

WAIVER:
No consent or waiver, express or implied, by any Member to or for any breach or default by any other Member in the performance by such other Member of his/her or its obligations under this Agreement shall be deemed or construed to be a consent or waiver to or of any other breach or default in the performance by such other Member of the same or any other obligations of such other Member under this Agreement. Failure on the part of any Member to complain of any act or failure to act of any of the other Members or to declare any of the other Members in default, regardless of how long such failure continues, shall not constitute a waiver by such Member of his/her or its rights hereunder.

SEVERABILITY:
If any provision of this Agreement or the application thereof to any person or circumstance shall be invalid or unenforceable to any extent, the remainder of this Agreement and the application of such provisions to other persons or circumstances shall not be affected thereby, and the intent of this Agreement shall be enforced to the greatest extent permitted by law.

BINDING AGREEMENT:
Subject to the restrictions on transferability set forth in this Agreement, this Agreement shall inure to the benefit of and be binding upon the undersigned Members and their respective legal representatives, successors and assigns.

TENSE AND GENDER:
Unless the context clearly indicates otherwise, the singular shall include the plural and vice versa. Whenever the masculine, feminine or neutral gender is used inappropriately within this Agreement, this Agreement shall be read as if the appropriate gender was used.

CAPTION:
Captions are included solely for convenience of reference and if there is any conflict between captions and the text of this Agreement, the text shall be the ruling and controlling factor.

BENEFITS OF AGREEMENT:
Nothing in this Agreement, expressed or implied, is intended or shall be construed to give to any creditor of the Company or any creditor of any Member or any other person or entity whatsoever, other than the Members and the Company, any legal or equitable right, remedy, or claim under or in respect to this Agreement or any covenant, condition, or provisions herein contained, and such provisions are and shall be held to be for the sole and exclusive benefit of the Members and the Company.

COUNTERPARTS:
This Agreement may be executed in multiple counterparts, each of which shall be deemed an original for all purpose and all of which when taken together shall constitute a single counterpart instrument. Executed signature pages to any counterpart instrument may be detached and affixed to a single counterpart, which single counterpart with multiple executed signature pages affixed thereto constitutes the original counterpart instrument. All of these counterpart pages shall be read as though one and they shall have the same force and effect as if all of the parties had executed a single signature page.

IN WITNESS WHEREOF, the undersigned, being the initial Managers and all of the Members of the Company, have caused this Agreement to be duly adopted by the Company as of the date provided below, and do hereby assume and agree to be bound by and to perform all of the terms and provisions set forth in this Agreement through the signing thereof.

Naikie Reeves - CEO   (Date)

SCHEDULE A – MEMBER INFORMATION, CONTRIBUTION & INTEREST PERCENTAGE

Member Name & Address	Initial Capital Contribution and Percentage of Membership Interest
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SCHEDULE B – COMPANY MANAGERS

Naikie Reeves - CEO